WY Secretary of State FILED: 09/25/2008 Original ID: 2006-000518622 Amendment ID: 2008-000697619

ARTICLES OF AMENDMENT
(BY SHAREHOLDERS)

Wyoming Secretary of State The Capitol Building, Room 110 200 W. 24th Street Cheyenne, WY 82002-0020	Phone (307) 777-7311/7312 Fax (307) 777-5339 E-mail: corporations@statc.wy.us

1.  The name of the corporation is:  Dana Resources

2.   Article Fourth is amended as follows:

The following shall be appended to the end of the Fourth Article:

"The Common Stock and the Preferred Stock of the corporation shall have a par-value of 0.001 per share."

3.   The amendment was adopted on September 22, 2008 by the shareholders.

4.   The designation, number of outstanding shares, number of votes entitled to be cast by each voting group entitled to vote separately on the amendment::  75,280,710;and the number of votes of each voting group indisputably represented at the meeting:  39,095,000

5.   Either the total number of votes cast for and against the amendment by each voting group entitled to vote separately on the amendment OR the total number of undisputed votes cast for the amendment by each voting group: 39,095,000.

6.   The number of votes cast for the amendment by each voting group was sufficient for approval by that voting group.

7.  If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:

Date: September 23, 2008	Signed: /s/ Len De Melt Title: President and CEO

**************************************************************************************

Filing Fee:  $50.00

Instructions:

1. The document may be executed by the Chairman of the Board, President or another of its officers.

2. The document shall be accompanied by one (1) exact or photo copy.

artofaml - Revised: 9/2003